Exhibit 3








                                  June 30, 2004

Special Committee of the Board
  of Directors of SportsLine.com, Inc.
c/o Perseus Group
150 California Street
San Francisco, CA 94111

Ladies and Gentlemen:

      This will confirm our proposal to acquire all of the outstanding shares of the common stock of SportsLine.com, Inc. ("SportsLine"). The transaction would be structured as a merger in which each holder of SportsLine's common stock, other than CBS Broadcasting Inc., would receive $1.50 per share in cash.

      Consummation of the acquisition would be subject, among other things, to completion of our due diligence, our entering into a definitive merger agreement with SportsLine and certain other conditions, including, without limitation, no material adverse change occurring prior to closing and no changes in or acceleration of employee compensation. We expect the merger agreement, a draft of which will be delivered to you shortly, to contain these and other terms and conditions that are customary in transactions of this nature. In addition, our proposal is based on, among other things, the number of shares of common stock that SportsLine has publicly reported to be issued and outstanding, other than shares held by CBS Broadcasting Inc., and there being no material changes in the net debt of SportsLine since the date of its most recent publicly-filed balance sheet.

      We believe that our proposal represents fair value for SportsLine's stockholders and look forward to working with you and your advisors to complete this transaction.

      We hope you will give this proposal your prompt attention.

                                    Very truly yours,

                                    VIACOM INC.


                                    By:     /s/ Michael D. Fricklas
                                           -------------------------------
                                    Name:  Michael D. Fricklas
                                    Title: Executive Vice President, General
                                           Counsel & Secretary

cc:   Michael Levy
      Kenneth Gersh
      Thomas H. Kennedy